Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

SpaceX Falcon 9 rocket launches cargo to space station

UPI – Also Appears on Space Daily

By Paul Brinkmann

3 June 2021

KENNEDY SPACE CENTER, Fla., June 3 (UPI) — SpaceX launched tiny squids, medical experiments and improved solar panels for the International Space Station from Florida on Thursday afternoon.

The 7,300-pound cargo mission rose into a mostly cloudy sky aboard a Falcon 9 rocket as planned at 1:29 p.m. EDT from Complex 39A at Kennedy Space Center.

Eight minutes after launch, SpaceX recovered the first-stage booster by landing it on a drone ship in the Atlantic Ocean.

“We’re actually flying a new booster this mission,” Sarah Walker, the company’s director of mission management for the Dragon capsule, said at a press conference Wednesday.

“This is the 17th mission that SpaceX has launched just in this front half of 2021 ... and the first one that’s on a new booster.”

SpaceX reuses first-stage boosters up to nine times, but the company is slowly introducing new boosters as the previously flown vehicles reach the limit.

SpaceX plans to dock the capsule at the space station early Saturday morning.

Two of the new 63-foot-long solar panels make up a large bulk of the cargo, curled up like a jelly roll inside SpaceX’s Dragon capsule, according to NASA.

The panels will not replace the solar arrays on the space station, but rather augment them. The older solar panels are degrading after 20 years, said Matt LaPointe, technical director at California-based Deployable Space Systems, the contractor that built the new technology.

The solar panels are faceted so they can roll up easily, and they will spring into place on compressed rods, LaPointe said Wednesday.

“It’s like a snap bracelet or a tape measure in reverse. They want to form out into this tube. So we don’t need motors or anything like that to deploy them,” he said.

The tiny squid on board are to be used in an experiment to determine how bacteria interact with cells in a living creature, according to the project researcher, University of Florida professor of microbiology Jamie Foster.

She’s using larval bobtail squid because they utilize a type of bacteria in their anatomy to produce a glowing light in the wild. The squid will return to Earth in early July, after which Foster will study how the weightlessness of space affected the relationship between the bacteria and the animals.

In previous experiments, Foster found that weightlessness increased stress levels in the squid, but the bacteria helped to reduce stress.

Such research could help scientists understand how to keep astronauts healthy, she said.

“So having the beneficial microbes was helping the animal not have as much damage to the tissues and so far, so we want to validate that what we found on the ground using simulated micro data with the real thing and that’s what we hope that this will show us I was like zero gravity flight or was a we’d have a way to simulate.

SpaceX’s cargo mission, or CRS-22, is emblematic of the broad science and technology NASA can accomplish in low-Earth orbit, said Patrick O’Neill, communications manager for the space station’s National Laboratory program, which is based at Kennedy Space Center.

“This mission is really a microcosm of what’s possible,” O’Neill said in an interview Wednesday. “So we have everything from Fortune 500 companies to academic organizations to students even sending payloads up. It ranges from life sciences to physical sciences to material sciences to cube satellites.”

Forward Looking Statements

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You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: investorrelations@redwirespace.com.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Genesis Park Acquisition Corp. intends to file with the SEC.